

February 17, 2012

Via E-mail

Mr. Kelvin Wing Kee Lau
Chief Financial Officer
Perfect World Co., Ltd.
Perfect World Plaza, Tower 306
86 Beiyuan Road, Chaoyang District
Beijing 100101, Peoples' Republic of China

> **Re:** **Perfect World Co., Ltd.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 9, 2011**
> **File No. 001-33587**

Dear Mr. Lau:

We have reviewed your letter dated January 18, 2012, in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 6, 2011.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Revenue Recognition

Item-based revenue model, page 73

1. We have reviewed your expanded disclosure in response to prior comment 2. Please address the following items:

- Please expand your disclosure to identify and explain the common characteristics of your consumable items.

- Tell us if, in any of your games, you are unable to differentiate revenue attributable between consumable items and permanent ownership items. If so, please disclose how you recognize revenue in these instances.

- Your disclosure indicates that "estimated player life" represents your best estimate for the lives of the in-game permanent ownership items purchased by the paying players. Please disclose the actual or range of "estimated player life" in your policy for the current period in future filings. In your response, tell us the "estimated player life" for the year ended December 31, 2010 and any reassessments during the subsequent period.

- Your disclosure is unclear as to whether you reassess "estimated player life." Please provide clarifying disclosure in future filings to state whether you reassess "estimated player life" and how often you perform this reassessment.

- Provide clarifying disclosure as to whether you determine "estimated player life" separately for each individual game or an overall "estimated player life."

- Describe in greater detail any assumptions and estimates that you use to determine the "estimated player life." In your disclosure, you should also discuss in greater detail the assumptions and estimates used to determine inactive players.

- Tell us the amount of revenues attributable to durable and consumable virtual goods for each period presented.

In your response to the items noted above, please include any revisions to your proposed revenue recognition policy.

Results of Operations

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009, page 81

2.   We note your response to prior comment 6. Please provide us with your proposed disclosure that you intend to use in future filings to explain the nature of these losses.

Item 15. Controls and Procedures, page 115

General

3.   We note your response to prior comment 13. Your response under the financial manager indicates that this individual worked for one of the big four accounting firms before joining the Company in 2010. Please clarify if this individual worked for PricewaterhouseCoopers.

Notes to the Consolidated Financial Statements

Note 2. Summary of significant accounting policies

(2) Principles of consolidation and recognition of non-controlling interest, page F-9

4.   We note your response to prior comment 18. Please explain why you believe that the fee paid (e.g., 45% to 65% of revenue) is significant to the VIE. That is, provide your analysis of why you believe these fees are significant as outlined in ASC 810-10-25-38A.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3730.

                                                Sincerely,

                                                /s/ Stephen Krikorian

                                                Stephen Krikorian
                                                Accounting Branch Chief